Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Nine months Ended September 30, 2007		2006		2005		2004		2003
Ratio of Earnings to fixed charges
Pretax (loss) earnings from continuing operations	$(31,397)		$(572,907)		$9,159		$63,574		$15,338
Add:
Fixed charges	42,952		46,178		41,039		41,253		49,999

Total Earnings (Loss) (A)	$11,555		$(526,729)		$50,198		$104,827		$65,337

Interest Expense	$35,765		$36,907		$32,694		$33,967		$41,884
Estimate of the interest within rental expense	7,187		9,271		8,345		7,286		8,115

Total Fixed Charges (B)	$42,952		$46,178		$41,039		$41,253		$49,999

Ratio (A/B)	0.27	x	(11.41	)x1	1.22	x	2.54	x	1.31	x

[1]	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $572,907.